UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

_________________________________________________________________

(Translation of Registrant’s Name Into English)

México

_________________________________________________________________

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5

Av. Lázaro Cárdenas 2225

Col. Valle Oriente, San Pedro Garza García

Nuevo León, México

_________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA reports a 6.9% increase in July 2019 passenger traffic

●	The Ciudad Juárez (+20.5%), Chihuahua (+14.7%), and Durango (+54.0%) airports contributed most to traffic growth

Monterrey, Mexico, August 6, 2019—Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reports that terminal passenger traffic at its 13 airports increased 6.9% in July 2019, as compared to July 2018. Domestic traffic increased 6.2%, and international traffic increased 12.9%.

Total Passengers*
	Jul-2018	Jul-2019	Change %	Ene - Jul 2018	Ene - Jul 2019	Change %
Domestic	1,876,732	1,993,483	6.2	10,841,776	11,670,310	7.6
International	225,703	254,710	12.9	1,546,419	1,649,467	6.7
OMA Total	2,102,435	2,248,193	6.9	12,388,195	13,319,777	7.5
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

During July 2019, domestic traffic increased in ten of our airports, with the largest increases in:

●	Ciudad Juárez (+20.5%) due to increased traffic on the Mexico City route.
●	Chihuahua (+14.0%) due to increased traffic on the Mexico City route.
●	Acapulco (+30.3%), benefitted from increases in the number of passengers on the Mexico City, and
●	Culiacán (+9.3%) as a result of increased traffic on the Mexico City and Tijuana routes.

International traffic grew in twelve airports in July, with the largest increases in Monterrey (+9.0%), as a result of increases in the number of passengers on the Houston route; and Durango (+130.3%), due to increased traffic on the Dallas route.

In July 2019, Magnicharters started flying the seasonal route Monterrey – Santa Clara, Cuba.

Of total passenger traffic, 99.4% was commercial, and 0.6% was general aviation.

Chief Financial Officer Ruffo Pérez Pliego +52 (81) 8625 4300 rperezpliego@oma.aero	Investor Relations: Emmanuel Camacho +52 (81) 8625 4308 ecamacho@oma.aero

Total Passengers*
	Jul-2018	Jul-2019	Change %	Ene - Jul 2018	Ene - Jul 2019	Change %
Acapulco	65,182	84,490	29.6	446,252	520,746	16.7
Ciudad Juárez	133,212	160,517	20.5	779,385	924,527	18.6
Culiacán	201,853	220,674	9.3	1,324,038	1,431,771	8.1
Chihuahua	153,225	175,814	14.7	886,005	963,197	8.7
Durango	40,627	62,573	54.0	241,576	280,572	16.1
Mazatlán	84,252	90,249	7.1	629,716	676,166	7.4
Monterrey	1,099,887	1,105,638	0.5	6,076,106	6,377,572	5.0
Reynosa	51,970	49,703	(4.4)	261,948	279,124	6.6
San Luis Potosí	59,752	63,946	7.0	362,539	361,585	(0.3)
Tampico	69,579	70,134	0.8	427,224	430,747	0.8
Torreón	66,678	65,696	(1.5)	386,783	406,158	5.0
Zacatecas	34,805	48,669	39.8	199,625	267,686	34.1
Zihuatanejo	41,413	50,090	21.0	366,998	399,926	9.0
OMA Total	2,102,435	2,248,193	6.9	12,388,195	13,319,777	7.5

Domestic Passengers*
	Jul-2018	Jul-2019	Change %	Ene - Jul 2018	Ene - Jul 2019	Change %
Acapulco	61,893	80,617	30.3	401,981	475,597	18.3
Ciudad Juárez	132,738	159,899	20.5	776,674	920,981	18.6
Culiacán	198,076	216,544	9.3	1,306,486	1,409,687	7.9
Chihuahua	141,851	161,643	14.0	816,298	887,093	8.7
Durango	34,267	47,925	39.9	210,160	232,707	10.7
Mazatlán	69,745	77,093	10.5	426,097	465,899	9.3
Monterrey	967,662	961,463	(0.6)	5,313,405	5,564,423	4.7
Reynosa	51,646	49,243	(4.7)	259,929	276,966	6.6
San Luis Potosí	40,852	41,330	1.2	261,277	252,453	(3.4)
Tampico	63,928	64,359	0.7	396,862	398,593	0.4
Torreón	60,118	57,583	(4.2)	352,508	364,752	3.5
Zacatecas	19,568	33,063	69.0	120,344	183,773	52.7
Zihuatanejo	34,388	42,721	24.2	199,755	237,386	18.8
OMA Total	1,876,732	1,993,483	6.2	10,841,776	11,670,310	7.6

International Passengers*
	Jul-2018	Jul-2019	Change %	Ene - Jul 2018	Ene - Jul 2019	Change %
Acapulco	3,289	3,873	17.8	44,271	45,149	2.0
Ciudad Juárez	474	618	30.4	2,711	3,546	30.8
Culiacán	3,777	4,130	9.3	17,552	22,084	25.8
Chihuahua	11,374	14,171	24.6	69,707	76,104	9.2
Durango	6,360	14,648	130.3	31,416	47,865	52.4
Mazatlán	14,507	13,156	(9.3)	203,619	210,267	3.3
Monterrey	132,225	144,175	9.0	762,701	813,149	6.6
Reynosa	324	460	42.0	2,019	2,158	6.9
San Luis Potosí	18,900	22,616	19.7	101,262	109,132	7.8
Tampico	5,651	5,775	2.2	30,362	32,154	5.9
Torreón	6,560	8,113	23.7	34,275	41,406	20.8
Zacatecas	15,237	15,606	2.4	79,281	83,913	5.8
Zihuatanejo	7,025	7,369	4.9	167,243	162,540	(2.8)
OMA Total	225,703	254,710	12.9	1,546,419	1,649,467	6.7
* Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current information and expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” “estimate,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to update publicly its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates the NH Collection Hotel inside Terminal 2 of the Mexico City airport and the Hilton Garden Inn at the Monterrey airport. OMA employs over 1,000 persons in order to offer passengers and clients airport and commercial services in facilities that comply with all applicable international safety, security, and ISO 9001:2008 environmental standards. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, visit:

•	Webpage http://ir.oma.aero
•	Twitter http://twitter.com/OMAeropuertos
•	Facebook https://www.facebook.com/OMAeropuertos

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Ruffo Pérez Pliego
Ruffo Pérez Pliego
Chief Financial Officer

Dated August 6, 2019